UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                  (Amendment No. 3 to the Amended and Restated
                                 Schedule 13G)*


                        Telephone and Data Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares, $1.00 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87943310
                 -------------------------------------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

































                                   Page 1 of 6


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                                       13G

CUSIP NO.     87943310                              Page   2   of   6   Pages
          ---------------------                          -----    -----



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trustees under The Voting Trust under Agreement dated June 30, 1989


 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |X|
                                                               (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                                        5   SOLE VOTING POWER

                                            Not Applicable

                                        6   SHARED VOTING POWER - 6,318,335
                                            Series A Common Shares which have
           NUMBER OF                        ten votes per share on all matters
            SHARES                          and are convertible on a share-for-
          BENEFICIALLY                      share basis into Common Shares, and
           OWNED BY                         are held by the reporting persons
             EACH                           as trustees of a Voting Trust.
           REPORTING
            PERSON                      7   SOLE DISPOSITIVE POWER
             WITH
                                            Not Applicable

                                        8   SHARED DISPOSITIVE POWER

                                            Not Applicable

 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting persons beneficially own approximately 91.4% of the Series A Common Shares of the Issuer, representing approximately 10.3% of the Issuer's outstanding classes of Common Stock and 51.1% of the Issuer's voting power.1
12        TYPE OF REPORTING PERSON*

           OO

--------  ---------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 6 pages

1 Based on 54,237,157 TDS Common Shares and 6,916,546 Series A Common Shares issued and outstanding on December 31, 1996.

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 3 of 6


Item 1.           (a)      Name of Issuer:

                           Telephone and Data Systems, Inc.

                  (b)      Address of Issuers's Principal Executive Offices:

                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

Item 2.           (a)      Name of Person Filing:

                           The Trustees of the Voting Trust under Agreement dated June 30, 1989:

                           LeRoy T. Carlson, Jr.
                           Walter C.D. Carlson
                           Letitia G.C. Carlson
                           Donald C. Nebergall
                           Melanie J. Heald

                  (b)      Address of Principal Business Office or, if None,
                           Residence:

                           c/o Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Citizenship:

                           See cover page, item 4

                  (d)      Title of Class of Securities:

                           Common Shares, $1.00 par value

                  (e)      CUSIP Number:

                           87943310

Item 3.           (a) - (h)

                  Not Applicable

Item 4.           Ownership

                  (a)      Amount Beneficially Owned as of December 31, 1996:

                           See cover page, item 6

                  (b)      Percent of Class:

                           See cover page, item 11

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 4 of 6


                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    Not Applicable

                           (ii)     Shared power to vote or to direct the vote:

                                    See cover page, item 6

                           (iii) Sole power to dispose or to direct the disposition of:

                                    Not Applicable

                           (iv) Shared power to dispose or to direct the disposition of:

                                    Not Applicable

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  (i)      Identification:

                           The Trustees of the Voting Trust under Agreement dated June 30, 1989:

                           LeRoy T. Carlson, Jr.
                           Walter C.D. Carlson
                           Letitia G.C. Carlson
                           Donald C. Nebergall
                           Melanie J. Heald

                  (ii)     Classification:

                           None of the members of the group is a person identified under Item 3 of Schedule 13G

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Not Applicable

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 5 of 6






                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10,  1997       TRUSTEES OF THE VOTING TRUST UNDER
                               AGREEMENT DATED JUNE 30, 1989



                               /s/ Walter C.D. Carlson*
                               -------------------------------------------------
                               Walter C.D. Carlson


                               /s/ Letitia G.C. Carlson*
                               -------------------------------------------------
                               Letitia G.C. Carlson


                               /s/ Donald C. Nebergall*
                               -------------------------------------------------
                               Donald C. Nebergall


                               /s/ Melanie J. Heald*
                               -------------------------------------------------
                               Melanie J. Heald


                               *By:        /s/ LeRoy T. Carlson, Jr.
                                           -------------------------------------
                                           LeRoy T. Carlson, Jr.
                                           Trustee and as Attorney-in-Fact for
                                           above Trustees*



                               *Pursuant to attached Joint Filing Agreement and
                                Power of Attorney



















   Signature Page to Amendment No. 3 to the Amended and Restated Schedule 13G
       relating to the direct beneficial ownership in the Common Shares of Telephone and Data Systems, Inc. by the Voting Trust.

Schedule 13G
Issuer: Telephone and Data Systems, Inc.
Page 6 of 6



      Exhibit to Schedule 13G by the Trustees of the Voting Trust Agreement
                              dated June 30, 1989

                  JOINT FILING AGREEMENT AND POWER OF ATTORNEY


         By signing below, the parties hereto hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of Schedules 13G and/or Schedules 13D (including any amendments thereto) on behalf of such parties in their capacities as trustees of the Voting Trust Agreement dated June 30, 1989, as amended. Each of the undersigned persons further hereby constitutes and appoints each of LeRoy
T. Carlson, Jr. and Walter C.D. Carlson, acting singly, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the name, place and stead of the undersigned, in their capacities as trustees of such voting trust, to execute for and on behalf of the undersigned, all Schedules 13G and/or Schedules 13D and all amendments thereto as required by the Securities Exchange Act of 1934, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the issuer and relevant stock exchanges. The powers hereby conferred upon the said attorneys-in-fact and agents shall continue in force until notice of the revocation of this Power of Attorney has been received by the said attorneys-in-fact.

         IN WITNESS WHEREOF, the undersigned have hereunto subscribed this Joint Filing Agreement and Power of Attorney as of the 10th day of February, 1997.


                              /s/ LeRoy T. Carlson, Jr.
                              --------------------------------------------------
                              LeRoy Carlson, Jr.



                               /s/ Walter C.D. Carlson*
                               -------------------------------------------------
                               Walter C.D. Carlson



                               /s/ Letitia G.C. Carlson*
                               -------------------------------------------------
                               Letitia G.C. Carlson



                               /s/ Donald C. Nebergall*
                               -------------------------------------------------
                               Donald C. Nebergall




                               /s/ Melanie J. Heald*
                               -------------------------------------------------
                               Melanie J. Heald







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